Exhibit 14.1

NOVATEL WIRELESS, INC.

CODE OF CONDUCT AND ETHICS

INTRODUCTION

Novatel Wireless, Inc. (“Novatel Wireless”) is committed to maintaining the highest standards of business conduct and ethics. This Code of Conduct and Ethics (this “Code”) reflects the business practices and principles of behavior that support this commitment. We expect every employee, officer and director to read and understand this Code and its application to the performance of his or her business responsibilities, comply with its provisions, and report any suspected violations using the procedures described in Section 20 below. References in this Code to employees are intended to cover employees, officers and, as applicable, directors of Novatel Wireless and its subsidiaries.

Officers, managers and other supervisors are expected to develop in employees a sense of commitment to the spirit, as well as the letter, of this Code. Supervisors are also expected to ensure that all agents and contractors conform to the standards of this Code when working for or on behalf of Novatel Wireless. The compliance environment within each supervisor’s assigned area of responsibility will be a significant factor in evaluating the quality of that individual’s performance. In addition, any employee who makes an exemplary effort to implement and uphold our legal and ethical standards may be recognized for that effort in his or her performance review. This Code supersedes all other codes of conduct, policies, procedures, instructions, practices, rules or written or verbal representations to the extent that they are inconsistent with this Code.

This Code cannot possibly describe every practice or principle related to honest and ethical conduct. This Code addresses conduct that is particularly important to proper dealings with the people and entities with whom we interact, but reflects only a part of our commitment. From time to time we may adopt additional policies and procedures with which our employees, officers and directors are expected to comply, if applicable to them. However, it is the responsibility of each employee to apply common sense, together with his or her own highest personal ethical standards, in making business decisions where there is no stated guideline in this Code.

Action by members of your family, significant others or other persons who live in your household (referred to in this Code as “family members”) also may potentially result in ethical issues to the extent that they involve Novatel Wireless’s business. For example, acceptance of inappropriate gifts by a family member from one of our suppliers could create a conflict of interest and result in a violation of this Code attributable to you. Consequently, in complying with this Code, you should consider not only your own conduct, but also that of your family members, significant others and other persons who live in your household.

YOU SHOULD NOT HESITATE TO ASK QUESTIONS ABOUT WHETHER ANY CONDUCT MAY VIOLATE THIS CODE, VOICE CONCERNS OR CLARIFY ANY GRAY AREAS. SECTION 20 BELOW DETAILS THE COMPLIANCE RESOURCES AVAILABLE TO YOU. IN ADDITION, YOU SHOULD BE ALERT TO POSSIBLE VIOLATIONS OF THIS CODE BY OTHERS AND REPORT SUSPECTED VIOLATIONS, WITHOUT FEAR OF ANY FORM OF RETALIATION, AS FURTHER DESCRIBED IN SECTION 20 BELOW. Violations of this Code will not be tolerated. Any employee who violates the standards in this Code may be subject to disciplinary action, which, depending on the nature of the violation and the history of the employee, may range from a warning or reprimand up to and including termination of employment or removal from our Board of Directors and, in appropriate cases, civil legal action or referral for regulatory or criminal prosecution.

After carefully reviewing this Code, you must sign the Acknowledgment form attached as EXHIBIT A hereto, indicating that you have received, read, understand and agree to comply with this Code. The Acknowledgment form must be returned to the Compliance Officer (who is Novatel Wireless’s Chief Financial Officer, as defined in Section 20 below) within ten (10) business days of your receipt of this Code and otherwise as may be required by Novatel Wireless.

1.	HONEST AND ETHICAL CONDUCT

It is the policy of Novatel Wireless to promote high standards of integrity by conducting our affairs in an honest and ethical manner. The integrity and reputation of Novatel Wireless depends on the honesty, fairness and integrity brought to the job by each person associated with us. Unyielding personal integrity is the foundation of corporate integrity.

2.	LEGAL COMPLIANCE

Obeying the law, both in letter and in spirit, is the foundation of this Code. Our success depends upon each employee operating within legal guidelines and cooperating with local, national and international authorities. We expect employees to understand the legal and regulatory requirements applicable to their business units and areas of responsibility. While we do not expect you to memorize every detail of these laws, rules and regulations, we want you to be able to determine when to seek advice from appropriate Novatel Wireless personnel. If you do have a question in the area of legal compliance, it is important that you not hesitate to seek answers from your supervisor or the Compliance Officer.

Disregard of the law will not be tolerated. Violation of domestic or foreign laws, rules and regulations may subject an individual, as well as Novatel Wireless, to civil or criminal penalties. You should be aware that conduct and records, including emails, are subject to internal and external audits and investigations, and to discovery by third parties in the event of a government investigation or civil litigation. It is in everyone’s best interests to know and comply with our legal and ethical obligations.

3.	INSIDER TRADING

Employees who have access to material non-public (sometimes known as “inside”) information are not permitted to use or share that information for stock trading purposes or for any other purpose except to conduct our business. This includes all material non-public information about Novatel Wireless and non-public information about companies with which we do business. No director, officer or employee may use material non-public information in connection with buying or selling securities, including “tipping” others who might make an investment decision on the basis of this information; this conduct is not only unethical, it is illegal. Employees must exercise the utmost care when handling material non-public information about Novatel Wireless and non-public information about companies with which we do business. For a more detailed discussion of the insider trading laws, rules and regulations, please refer to Novatel Wireless’s Insider Trading Policy, which can be obtained from the Compliance Officer. The purpose of Novatel Wireless’s Insider Trading Policy is, among other things, to inform all employees of their legal responsibilities and clearly establish Novatel Wireless’s procedures for engaging in sale or purchase transactions involving Novatel Wireless’s securities.

4.	INTERNATIONAL BUSINESS LAWS

Our employees and third parties we do business with are expected to comply with the applicable laws in all countries to which they travel, in which they operate and where we otherwise do business, including laws prohibiting bribery, corruption or the conduct of business with specified individuals, companies or countries. The fact that, in some countries, certain laws are not enforced or that violation of those laws is not subject to public criticism will not be accepted as an excuse for noncompliance. In addition, we expect employees and third parties we do business with to comply with U.S. laws, rules and regulations governing the conduct of business by its citizens and corporations outside the U.S.

These U.S. laws, rules and regulations, which extend to all of our activities outside the U.S., include:

•	the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), which prohibits directly or indirectly giving, promising or offering anything of value to a government official to obtain or retain business or favorable treatment and requires the maintenance of accurate books of account, with all company transactions, including employee expenses, being properly recorded;

•	U.S. embargoes, which restrict, or in some cases, prohibit U.S. companies, their subsidiaries and their employees from doing business with, or traveling to, certain countries (including, for example, Burma, Cuba, Iran, Libya, North Korea, Sudan and Syria), as well as specific companies and individuals identified on lists published by the U.S. Treasury Department that change periodically;

•	U.S. export controls, which restrict exports from the U.S. and re-exports from other countries of goods, services and technology to designated countries, denied persons or denied entities, and prohibit transfers of U.S.-origin items to denied persons and entities;

•	U.S. import laws, which require U.S. companies to comply with import regulations as well as counter-terrorism requirements, including those required by the Customs-Trade Partnership Against Terrorism (C-TPAT), when engaging in international trade; and

•	antiboycott regulations, which prohibit U.S. companies from taking any action that has the effect of furthering or supporting a restrictive trade practice or boycott that is fostered or imposed by a foreign country against a country friendly to the U.S. or against any U.S. person.

If you have a question as to whether an activity is restricted or prohibited, you should seek assistance from the Compliance Officer before taking any action, including giving any verbal assurances that might be regulated by international laws.

5.	ANTITRUST

Antitrust laws are designed to protect the competitive process. These laws are based on the premise that the public interest is best served by vigorous competition and will suffer from illegal agreements or collusion among competitors. Antitrust laws generally prohibit:

•	agreements, formal or informal, with competitors that harm competition or customers, including price fixing and allocations of customers, territories or contracts;

•	agreements, formal or informal, that establish or fix the price at which a customer may resell a product; and

•	the acquisition or maintenance of a monopoly or attempted monopoly through anti-competitive conduct.

Certain kinds of information, such as pricing, production and inventory, should not be exchanged with competitors, regardless of how innocent or casual the exchange may be and regardless of the setting, whether business or social.

Antitrust laws impose severe penalties for certain types of violations, including criminal penalties and potential fines and damages of millions of dollars, which may be tripled under certain circumstances. Understanding the requirements of antitrust and unfair competition laws of the various jurisdictions where we do business can be difficult, and you are urged to seek assistance from your supervisor or the Compliance Officer whenever you have a question relating to these laws.

6.	ENVIRONMENTAL COMPLIANCE

Federal law imposes criminal liability on any person or company that contaminates the environment with any hazardous substance that could cause injury to the community or environment. Violation of environmental laws can involve monetary fines and imprisonment. We expect employees to comply with all applicable environmental laws.

It is our policy to conduct our business in an environmentally responsible way that minimizes environmental impacts. We are committed to minimizing and, if practicable, eliminating the use of any substance or material that may cause environmental damage, reducing waste generation and disposing of all waste through safe and responsible methods, minimizing environmental risks by employing safe technologies and operating procedures, and being prepared to respond appropriately to accidents and emergencies.

7.	CONFLICTS OF INTEREST

We respect the rights of our employees to manage their personal affairs and investments and do not wish to impinge on their personal lives. At the same time, employees should avoid conflicts of interest that occur when their personal interests may interfere in any way with the performance of their duties or the best interests of Novatel Wireless or might deprive Novatel Wireless of their undivided loyalty in business dealings. A conflicting personal interest could result from an expectation of personal gain now or in the future or from a need to satisfy a prior or concurrent personal obligation. We expect our employees to be free from influences that conflict with the best interests of Novatel Wireless. Even the appearance of a conflict of interest where none actually exists can be damaging and should be avoided. Whether or not a conflict of interest exists or will exist can be unclear. Conflicts of interest are prohibited unless specifically authorized as described in the next paragraph.

If you have any questions about a potential conflict or if you become aware of an actual or potential conflict, and you are not an officer or director of Novatel Wireless, you must discuss the matter with your supervisor or the Compliance Officer. Supervisors may not authorize conflict of interest matters or make determinations as to whether a problematic conflict of interest exists without first seeking the approval of the Compliance Officer and providing the Compliance Officer with a written description of the activity. If the supervisor is involved in the potential or actual conflict, you should discuss the matter directly with the Compliance Officer. If you have any questions about a potential conflict or if you become aware of an actual or potential conflict, and you are an officer or director of Novatel Wireless, you must refer the matter to the Chair of the Nominating and Corporate Governance Committee of our Board of Directors (the “N&CG Committee”), as set forth in Section 20 below.

Factors that may be considered in evaluating a potential conflict of interest are, among others:

•	whether it may interfere with the employee’s job performance, responsibilities or morale;

•	whether the employee has access to confidential or proprietary information;

•	whether it may interfere with the job performance, responsibilities or morale of others within the organization;

•	any potential adverse or beneficial impact on our business;

•	any potential adverse or beneficial impact on our relationships with our customers or suppliers or other service providers;

•	whether it would enhance or support a competitor’s position;

•	the extent to which it would result in a financial or other benefit (direct or indirect) to the employee;

•	the extent to which it would result in a financial or other benefit (direct or indirect) to one of our customers, suppliers or other service providers or others who may use our products; and

•	the extent to which it would appear improper to an outside observer.

Although no list can include every possible situation in which a conflict of interest could arise, the following are examples of situations that may, depending on the facts and circumstances, involve problematic conflicts of interest:

•	Employment by (including consulting for) or service on the board of directors of a competitor, customer or supplier or other service provider. Activity that enhances or supports the position of a competitor to the detriment of Novatel Wireless is prohibited, including employment by or service on the board of directors of a competitor. Employment by or service on the board of directors of a customer or supplier or other service provider is generally discouraged and you must seek authorization in advance if you plan to take such a position.

•	Owning, directly or indirectly, a significant financial interest in any entity that does business, seeks to do business or competes with us. In addition to the factors described above, persons evaluating ownership in other entities for conflicts of interest will consider the size and nature of the investment; the nature of the relationship between the other entity and Novatel Wireless; the employee’s access to confidential or proprietary information and the employee’s ability to influence Novatel Wireless’s decisions. If you would like to acquire a financial interest of that kind, you must seek approval in advance.

•	Soliciting or accepting gifts, favors, loans or preferential treatment from any person or entity that does business or seeks to do business with us. See Section 12 below for further discussion of the issues involved in this type of conflict.

•	Soliciting contributions to any charity or for any political candidate from any person or entity that does business or seeks to do business with us.

•	Taking personal advantage of corporate opportunities. See Section 9 below for further discussion of the issues involved in this type of conflict.

•	Moonlighting without permission.

•	Conducting our business transactions with your family member or a business in which you have a significant financial interest. Related person transactions must be reviewed in accordance with applicable Company policies and will be publicly disclosed to the extent required by applicable laws, rules and regulations.

•	Exercising supervisory or other authority on behalf of Novatel Wireless over a co-worker who is also a family member. The employee’s supervisor will consult with the Compliance Officer or our human resources department to assess the advisability of reassignment.

Additionally, loans to, or guarantees of obligations of, employees or their family members by Novatel Wireless could constitute an improper personal benefit to the recipients of these loans or guarantees, depending on the facts and circumstances. Some loans are expressly prohibited by law. Also, applicable law requires that our Board of Directors approve all loans and guarantees to employees. As a result, all loans and guarantees by Novatel Wireless must be approved in advance by our Board of Directors or the Audit Committee of our Board of Directors (the “Audit Committee”).

8.	TREATMENT WITH FAIRNESS AND RESPECT

You are critical to the success of Novatel Wireless, and our policy is to treat you with fairness and respect. Novatel Wireless is an equal opportunity employer. Consistent with applicable laws, we do not tolerate unlawful discrimination against applicants or employees based on race, color, religion or religious creed, sex (including pregnancy or perceived pregnancy, childbirth, breastfeeding or related medical conditions), sexual orientation, gender, gender identity, gender expression, national origin, ancestry, citizenship, age, physical or mental disability, genetic information, legally-protected medical condition or information, marital status, domestic partner status, family care status, military caregiver status, veteran or military status (including reserve status, National Guard status and military service or obligation), status as a victim of domestic violence, sexual assault or stalking, or any other basis protected by federal, state or local laws. We are committed to providing a work environment that is free from discrimination or harassment. As such, Novatel Wireless will not tolerate the use of discriminatory slurs; unwelcome, unsolicited sexual advances or harassment; or any other remarks, jokes or conduct that create or foster an offensive or hostile work environment.

This policy applies to all of Novatel Wireless’s operations and every aspect of the employment relationship, including personnel actions such as recruitment, selection procedures (such as hiring or work assignments), compensation, benefits, employee development and training, performance evaluations, promotions, transfers, benefits, disciplinary action (including termination) and Novatel Wireless’s social and recreational programs. Each person, at every level of the organization, must act with respect toward customers, co-workers and outside firms.

In addition to the procedure provided in this Code for reporting suspected violations of this Code, Novatel Wireless has established a complaint procedure for reporting incidents of discrimination or harassment within its Employee Handbook.

Novatel Wireless is committed to maintaining a drug-free and alcohol-free work place. All Novatel Wireless employees must comply strictly with Novatel Wireless’s policies regarding the abuse of alcohol and the possession, sale and use of illegal substances. Drinking alcoholic beverages is prohibited while on duty or on the premises of Novatel Wireless, except at specified Novatel Wireless-sanctioned events or as otherwise authorized by management, and in those instances, employees are expected to exercise good judgment in the amount of alcohol consumed. Possessing, using, selling or offering illegal drugs and other controlled substances is prohibited under all circumstances while on duty, on the premises of Novatel Wireless, or otherwise carrying out Novatel Wireless’s business. Likewise, you are prohibited from reporting for work, or driving a Novatel Wireless vehicle or any vehicle on Novatel Wireless business, while under the influence of alcohol or any illegal drug or controlled substance.

Novatel Wireless will not tolerate violence or threats of violence in, or related to, the workplace. If you experience, witness or otherwise become aware of a violent or potentially violent situation that occurs on Novatel Wireless’s property or affects Novatel Wireless’s business, you must immediately report the situation to your supervisor or the Compliance Officer. All threats of harm should be reported so that Novatel Wireless will have the opportunity to investigate and respond to the volatile situation. Unless otherwise provided under applicable law, Novatel Wireless does not permit any individual to have weapons of any kind on Novatel Wireless’s property or in vehicles, while on the job or off-site while on Novatel Wireless business. This is true even if you have obtained legal permits to carry weapons. The only exception to this policy applies to security personnel who are specifically authorized by Novatel Wireless management to carry weapons.

9.	CORPORATE OPPORTUNITIES

You may not take personal advantage of opportunities for Novatel Wireless that are presented to you or discovered by you as a result of your position with us or through your use of corporate property or information, unless authorized by your supervisor, the Compliance Officer or the Audit Committee, as described in Section 20 below. Even opportunities that are acquired privately by you may be questionable if they are related to our existing or proposed lines of business. Participation in an investment or outside business opportunity that is directly related to our lines of business must be pre-approved. You may not use your position with us or corporate property or information for improper personal gain, nor should you compete with us in any way.

10.	MAINTENANCE OF CORPORATE BOOKS, RECORDS, DOCUMENTS AND ACCOUNTS; FINANCIAL INTEGRITY; PUBLIC REPORTING

The integrity of our records and public disclosure depends upon the validity, accuracy and completeness of the information supporting the entries to our books of account. Therefore, our corporate and business records should be completed accurately and honestly. The making of false or misleading entries, whether they relate to financial results or test results, is strictly prohibited. Our records serve as a basis for managing our business and are important in meeting our obligations to customers, suppliers, creditors, employees and others with whom we do business. As a result, it is important that our books, records and accounts accurately and fairly reflect, in reasonable detail, our assets, liabilities, revenues, costs and expenses, as well as all transactions and changes in assets and liabilities. We require that:

•	no entry be made in our books and records that intentionally hides or disguises the nature of any transaction or of any of our liabilities or misclassifies any transactions as to accounts or accounting periods;

•	transactions be supported by appropriate documentation;

•	the terms of sales and other commercial transactions be reflected accurately in the documentation for those transactions and all such documentation be reflected accurately in our books and records;

•	employees comply with our system of internal controls; and

•	no cash or other assets be maintained for any purpose in any unrecorded or “off-the-books” fund.

Our accounting records are also relied upon to produce reports for our management, stockholders and creditors, as well as governmental agencies. In particular, we rely upon our accounting and other business and corporate records in preparing the periodic and current reports that we file with the U.S. Securities and Exchange Commission (the “SEC”). Securities laws require that these reports provide full, fair, accurate, timely and understandable disclosure and fairly present our financial condition and results of operations. Employees who collect, provide or analyze information for or otherwise contribute in any way in preparing or verifying these reports should strive to ensure that our financial disclosure is accurate and transparent and that our reports contain all of the information about Novatel Wireless that would be important to enable stockholders and potential investors to assess the soundness and risks of our business and finances and the quality and integrity of our accounting and disclosures. In addition:

•	no employee may take or authorize any action that would cause our financial records or financial disclosure to fail to comply with U.S. generally accepted accounting principles, the rules and regulations of the SEC or other applicable laws, rules and regulations;

•	all employees must cooperate fully with our finance department, as well as our independent registered public accounting firm and counsel, respond to their questions with candor and provide them with complete and accurate information to help ensure that our books and records, as well as our reports filed with the SEC, are accurate and complete; and

•	no employee should knowingly make (or cause or encourage any other person to make) any false or misleading statement in any of our reports filed with the SEC or knowingly omit (or cause or encourage any other person to omit) any information necessary to make the disclosure in any of our reports accurate in all material respects.

Any employee who becomes aware of any departure from these standards has a responsibility to report his or her knowledge promptly to a supervisor, the Compliance Officer, the Chair of the Audit Committee or otherwise in accordance with one of the procedures described in Section 20 below.

11.	FAIR DEALING

We strive to outperform our competition fairly and honestly. Advantages over our competitors are to be obtained through superior performance of our products and services, not through unethical or illegal business practices. Acquiring proprietary information from others through improper means, possessing trade secret information that was improperly obtained, or inducing improper disclosure of confidential or proprietary information from past or present employees of other companies is prohibited, even if motivated by an intention to advance our interests. If information is obtained by mistake that may constitute a trade secret or other confidential or proprietary information of another business, or if you have any questions about the legality of proposed information gathering, you must consult with your supervisor or the Compliance Officer.

You are expected to deal fairly with our customers, suppliers, employees and anyone else with whom you have contact in the course of performing your job. Be aware that the Federal Trade Commission Act of 1914, as amended (the “FTC Act”), provides that “unfair methods of competition in commerce, and unfair or deceptive acts or practices in commerce, are declared unlawful.” It is a violation of the FTC Act to engage in deceptive, unfair or unethical practices and to make misrepresentations in connection with sales activities.

Employees involved in procurement have a special responsibility to adhere to principles of fair competition in the purchase of products and services by selecting suppliers based exclusively on normal commercial considerations, such as quality, cost, availability, service and reputation, and not on the receipt of special favors.

12.	GIFTS AND ENTERTAINMENT

Business gifts and entertainment are meant to create goodwill and sound working relationships and not to gain improper advantage with current or potential customers, suppliers, vendors, partners or collaborators or facilitate approvals from government officials. The exchange, as a normal business courtesy, of meals or entertainment (such as tickets to a game or the theatre or a round of golf) is a common and acceptable practice as long as it is not extravagant. Unless express permission is received from a supervisor, the Compliance Officer or the Chair of the Audit Committee, gifts and entertainment cannot be offered, provided or accepted by any employee unless consistent with customary business practices and not (a) excessive in value, which would be any one item of more than token or nominal monetary value, (b) in cash, (c) susceptible of being construed as a bribe or kickback, (d) made or received on a regular or frequent basis or (e) in violation of any laws, rules or regulations. This principle applies to our transactions everywhere in the world. Employees should not accept gifts or entertainment that may reasonably be deemed to affect their judgment or actions in the performance of their duties. Our customers, suppliers and the public at large should know that our employees’ judgment is not for sale.

Employees should not offer or exchange any gifts, gratuities or favors with, or pay for meals, entertainment, travel or other similar expenses for, government employees. Under some statutes, such as the FCPA, giving anything of value to a government official to obtain or retain business or favorable treatment is a criminal act subject to prosecution and conviction. Discuss with your supervisor or the Compliance Officer any proposed entertainment or gifts if you are uncertain about whether they are permissible under this Code.

13.	INTERACTIONS WITH THE GOVERNMENT

Novatel Wireless conducts or may conduct business with the U.S., state and local governments and the governments of other countries. Novatel Wireless is committed to conducting its business with all governments and their respective representatives with the highest standards of business ethics and in compliance with all applicable laws and regulations, including the special requirements that apply to government contracts and government transactions. In interactions with any government, all employees are expected to:

•	Be forthright and candid at all times. No employee should knowingly misstate or omit any material information from any written or oral communication with the government.

•	Exercise extreme care in maintaining records for and allocating costs to government contracts. Costs incurred on one government project should not be charged against another government project.

As discussed in Section 12 above, employees should not offer or exchange any gifts, gratuities or favors with, or pay for meals, entertainment, travel or other similar expenses for, government employees. If your job responsibilities include interacting with the government, you are expected to understand and comply with the special laws, rules and regulations that apply to your job position. If any doubt exists about whether a course of action is lawful, you should seek advice immediately from your supervisor or the Compliance Officer.

14.	PROTECTION AND PROPER USE OF COMPANY ASSETS

All employees are expected to protect our assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on our financial condition and results of operations. Our property, such as office supplies, computer equipment, products and office, factory and warehouse space are expected to be used only for legitimate business purposes, although incidental personal use may be permitted. You may not, however, use our corporate name, any brand name or trademark owned or associated with Novatel Wireless or any letterhead stationery for any personal purpose.

You may not, while acting on behalf of Novatel Wireless or while using our computing or communications equipment or facilities, either:

•	access the internal computer system (also known as “hacking”) or other resource of another entity without express written authorization from the entity responsible for operating that resource; or

•	commit any unlawful or illegal act, including harassment, libel, fraud, sending of unsolicited commercial email (also known as “spam”) in violation of applicable law, trafficking in contraband of any kind, or espionage.

If you receive authorization to access another entity’s internal computer system or other resource, you must make a permanent record of that authorization so that it may be retrieved for future reference, and you may not exceed the scope of that authorization.

Unsolicited commercial email is regulated by law in a number of jurisdictions. If you intend to send unsolicited commercial email to persons outside of Novatel Wireless, either while acting on our behalf or using our computing or communications equipment or facilities, you should contact your supervisor or the Compliance Officer for approval.

All data residing on or transmitted through our computing and communications facilities, including email and word processing documents, is the property of Novatel Wireless and subject to inspection, retention and review by Novatel Wireless, with or without an employee’s or third party’s knowledge, consent or approval, in accordance with applicable law. Any misuse or suspected misuse of our assets must be immediately reported to your supervisor or the Compliance Officer.

15.	RETENTION OF BUSINESS RECORDS

Records retention policies seek to establish consistent practices concerning how long records should be kept and when, in the normal course of business, they should be destroyed. All employees must comply at all times with all laws, rules and regulations relating to records preservation, all records retention policies and all document or record preservation notices. Records must be maintained for the duration of the assigned retention periods. A record is any information, regardless of physical format, which has been created or received in the transaction of Novatel Wireless’s business. The retention and proper disposal of Novatel Wireless’s records shall be in accordance with Novatel Wireless’s Document Retention Policy and applicable legal and regulatory requirements.

If the existence of any pending or threatened legal action, subpoena or investigation is known or reported to you, promptly contact the Compliance Officer. You must retain all records that may relate to any pending or threatened legal action, subpoena or investigation, including by complying with the instructions set forth in any litigation hold issued by Novatel Wireless. If you have a question as to whether a record pertains to a pending or threatened legal action, subpoena or investigation, contact the Compliance Officer before disposing of the record in question.

16.	POLITICAL CONTRIBUTIONS

We encourage our employees and directors to participate in the political process as individuals and on their own time. However, federal and state contribution and lobbying laws severely limit the contributions Novatel Wireless can make to political parties or candidates. Novatel Wireless reserves the right to communicate its position on important issues to elected representatives and other government officials. However, it is our policy that Novatel Wireless corporate funds or assets not be used to make a political contribution to any political party, cause, candidate or intermediary organization such as a political action committee unless prior written approval has been given by our Chief Executive Officer, Chief Operating Officer or Chief Financial Officer. This policy covers not only direct contributions but also indirect assistance or support of candidates or political parties through the purchase of tickets to special dinners or other fund-raising events and the furnishing of any other goods, services or equipment to political parties or committees.

The following guidelines are intended to ensure that any volunteer political activity you pursue complies with this policy:

•	Contribution of Funds. You may contribute your personal funds to political parties or candidates. Novatel Wireless will not reimburse you for personal political contributions.

•	Volunteer Activities. You may participate in volunteer political activities during non-work time. You may not participate in any political activities during working hours.

•	Use of Company Facilities. Novatel Wireless’s facilities generally may not be used for political activities (including fundraisers or other activities related to running for office). However, we may make our facilities available for limited political functions, including speeches by government officials and political candidates, with the approval of our Chief Executive Officer, Chief Operating Officer or Chief Financial Officer.

•	Use of Company Name. When you participate in non-Novatel Wireless-related political affairs, you should be careful to make it clear that your views and actions are your own, and not made on behalf of Novatel Wireless. For instance, Novatel Wireless letterhead should not be used to send out personal letters in connection with political activities.

These guidelines are intended to ensure that any political activity you pursue is done voluntarily and with your own resources and on your own time. Please contact our Chief Executive Officer, Chief Operating Officer or Chief Financial Officer if you have any questions about this policy.

17.	Confidentiality

One of our most important assets is our confidential information. As an employee of Novatel Wireless, you may learn of information about Novatel Wireless that is confidential or proprietary. You also may learn of information before that information is released to the general public. Confidential information includes non-public information that might be of use to competitors or harmful to Novatel Wireless or our customers, suppliers, vendors, partners or collaborators if disclosed, such as business, marketing and service plans, financial information, product development, manufacturing ideas, designs, databases, customer lists, pricing strategies, personnel data, personally identifiable information pertaining to our employees, customers or other individuals (including, for example, names, addresses, telephone numbers and social security numbers), and similar types of information provided to us by our customers, suppliers, vendors, partners and collaborators. This information may be protected by patent, trademark, copyright and trade secret laws. Employees who have received or have access to any such confidential information should take care to keep this information confidential.

In addition, because we interact with other companies and organizations, there may be times when you learn confidential information about other companies before that information has been made available to the public. You must treat this information in the same manner as you are required to treat our confidential or proprietary information. There may even be times when you must treat as confidential the fact that we have an interest in, or are involved with, another company. You are expected to keep confidential or proprietary information confidential unless and until that information is released to the public through approved channels (usually through a press release, an SEC filing or a formal communication from a member of senior management, as further described in Section 18 below). Every employee has a duty to refrain from disclosing to any person confidential or proprietary information about us or any other company learned in the course of employment with Novatel Wireless, until that information is disclosed to the public through approved channels. This policy requires you to refrain from discussing confidential or proprietary information with outsiders and even with other Novatel Wireless employees, unless those fellow employees have a legitimate need to know the information in order to perform their job duties. Unauthorized use or distribution of this information could also be illegal and result in civil liability or criminal penalties.

You should also take care not to inadvertently disclose confidential or proprietary information. Materials that contain confidential or proprietary information, such as memos, notebooks, computer hard drives and removable discs, should be stored securely. Consistent with applicable law, unauthorized posting or discussion of any information concerning our business, information or prospects on the Internet is prohibited. Please refer to the Inventions Disclosure, Confidentiality and Proprietary Rights Agreement that you entered into with Novatel Wireless for additional information regarding your confidentiality obligations.

Consistent with applicable law, you may not discuss our business, information or prospects in any “chat room,” regardless of whether you use your own name or a pseudonym. Be cautious when discussing sensitive information in public places like elevators, airports, restaurants and “quasi-public” areas within Novatel Wireless, such as the reception area, or in and around Novatel Wireless’s facilities. All of Novatel Wireless’s emails, voicemails and other communications are presumed confidential and should not be forwarded or otherwise disseminated outside of Novatel Wireless, except where required for legitimate business purposes.

In addition to the above responsibilities, if you are handling information protected by any privacy policy published by us, such as our website privacy policy, then you must handle that information in accordance with the applicable policy.

18.	MEDIA/PUBLIC DISCUSSIONS

It is our policy to disclose material information concerning Novatel Wireless to the public only through specific limited channels to comply with applicable law, avoid inappropriate publicity and ensure that all those with an interest in Novatel Wireless will have equal access to information. All inquiries or calls from the press and financial analysts should be referred to the Chief Executive Officer, the Chief Operating Officer or the Chief Financial Officer. We have designated these individuals as our official spokespersons for questions concerning Novatel Wireless’s financial performance, strategic direction or operating performance, and operational issues such as research and development and regulatory developments. Unless a specific exception has been made by the Chief Executive Officer, the Chief Operating Officer or the Chief Financial Officer, these designees are the only people who may communicate with the press on behalf of Novatel Wireless. You also may not provide any information to the media about us off the record, for background, confidentially or secretly, including, without limitation, by way of postings on Internet websites, chat rooms or “blogs.”

19.	WAIVERS OF OR CHANGES TO THIS CODE

It may be appropriate for a provision of this Code to be waived in a particular circumstance. Any waiver of, or change to, this Code that applies to executive officers or directors of Novatel Wireless may be made only by the Audit Committee and must be promptly disclosed to stockholders as required by law or regulation of the SEC and the rules of The Nasdaq Stock Market LLC. In particular, to the extent that the Audit Committee determines to grant any waiver, including an implicit waiver, of this Code for an executive officer or director, the waiver shall be disclosed to stockholders within four business days of such determination through a press release, providing website disclosure, or by filing a current report on Form 8-K with the SEC. Such disclosure shall include the nature of the waiver, the name of the executive officer or director to whom Novatel Wireless granted the waiver and the date of the waiver. Any change to this Code will also be promptly disclosed as required by law or regulation of the SEC. Any other employee seeking a waiver should speak to his or her supervisor, who, in turn, should obtain the approval of the Compliance Officer regarding such matter.

20.	COMPLIANCE STANDARDS AND PROCEDURES

Compliance Resources

To facilitate compliance with this Code, we have implemented a program of awareness, training and review with respect to this Code. We have established the position of Compliance Officer to oversee this program. The Compliance Officer is a person to whom you can address any questions or concerns. The Compliance Officer is Novatel Wireless’s Chief Financial Officer. In addition to fielding questions or concerns with respect to potential violations of this Code, the Compliance Officer is responsible for:

•	investigating possible violations of this Code;

•	informing new employees of the policies set forth in this Code;

•	conducting training sessions to refresh employees’ familiarity with this Code, as needed;

•	distributing copies of this Code annually via email to each employee with a reminder that each employee is responsible for reading, understanding and complying with this Code;

•	updating this Code as needed and alerting employees to any updates, with appropriate approval of the Audit Committee, to reflect changes in the law, Novatel Wireless’s operations and in recognized best practices, and to reflect Novatel Wireless’s experience;

•	overseeing Novatel Wireless’s compliance program and reporting to the Audit Committee material matters that may arise relating to Novatel Wireless’s legal and regulatory compliance efforts; and

•	otherwise promoting an atmosphere of responsible and ethical conduct.

At the same time, your most immediate resource for any matter related to this Code is your supervisor. Your supervisor may have the information you need or may be able to refer the question to another appropriate source. There may, however, be times when you prefer not to go to your supervisor. In these instances, you should feel free to discuss your concern with the Compliance Officer. In addition, if you believe your supervisor has not taken appropriate action, you should contact the Compliance Officer directly.

Reporting Possible Violations

If you encounter a situation or are considering a course of action and its appropriateness under this Code is unclear, discuss the matter promptly with your supervisor or the Compliance Officer; even the appearance of impropriety can be very damaging and should be avoided. If you are not comfortable discussing the matter with your supervisor or the Compliance Officer, you may report the matter to either Novatel Wireless’s Chief Executive Officer or the Chair of the Audit Committee.

Furthermore, any employee who becomes aware of any existing or potential violation of this Code or any law, rule or regulation or Novatel Wireless policy has an obligation to immediately report his or her complaint to his or her supervisor, the Compliance Officer, or other appropriate personnel in accordance with the applicable policies of the Company.

All concerns will be taken seriously by Novatel Wireless and, when appropriate, Novatel Wireless will fully investigate each allegation. Employees are expected to cooperate fully with internal investigations of wrongdoing or misconduct, and failure to cooperate fully with any such investigations will lead to disciplinary action, up to and including termination of employment or removal from our Board of Directors. Any person involved in any investigation of a possible misconduct in any capacity must not discuss or disclose any information to anyone outside of the investigation unless required by law or when seeking his or her own legal advice, and is expected to cooperate fully in any investigation.

Novatel Wireless will not tolerate any retaliation against any employee for raising, in good faith, a possible violation of this Code or of a law, rule or regulation. Retaliation for reporting a federal offense is illegal under federal law. Any person who participates in retaliatory conduct will be subject to disciplinary action up to and including termination of employment or removal from our Board of Directors. Misusing this Code by knowingly or recklessly providing false information to Novatel Wireless may also result in appropriate disciplinary action.

Every employee who receives a complaint or a report alleging or regarding an actual or potential violation of this Code or of a law, rule or regulation or Novatel Wireless policy has, without exception, the responsibility to immediately communicate such complaint to the Compliance Officer or otherwise in accordance with this Code.

21.	ADMINISTRATION AND IMPLEMENTATION

The Audit Committee will help ensure this Code is properly administered. The Compliance Officer is responsible for the implementation of this Code.

22.	WEBSITE DISCLOSURE

This Code, as may be amended from time to time, shall be posted on Novatel Wireless’s website. We will state in our annual proxy statement that this Code is available on our website and provide the website address.

23.	ADDITIONAL INFORMATION

Nothing in this Code creates or implies an employment contract or term of employment. Employment at Novatel Wireless is employment at-will unless otherwise expressly provided in an employment contract signed by the employee and the Company’s Chief Executive Officer (or another authorized officer of the Company). Employment at-will may be terminated with or without cause and with or without notice at any time by the employee or Novatel Wireless. Nothing in this Code shall limit the right to terminate employment at-will. No one other than Novatel Wireless’s Chief Executive Officer is authorized to change this at-will employment relationship, or to enter into an agreement to employ employees for a specified period of time. If Novatel Wireless’s Chief Executive Officer makes this kind of different agreement with an employee, it will not be effective unless it is in writing, clearly states that the at-will employment relationship is changed, and is signed by the employee and Novatel Wireless’s Chief Executive Officer.

24.	AMENDMENTS TO THIS CODE

This Code will be subject to the periodic, and at least annual, review of the Audit Committee. The Audit Committee will be responsible for the annual review of the compliance procedures in place to implement this Code. Novatel Wireless anticipates that modifications to this Code will be necessary from time to time as Novatel Wireless’s needs and circumstances evolve, and as applicable legal or listing standards change. Novatel Wireless reserves the right to amend, supplement or discontinue this Code and the matters addressed herein, without prior notice, at any time. However, employees are expected to adhere to this Code, and the procedures established under it, until they receive any contrary instruction from the Compliance Officer. The most current version of this Code is available on our website.

Effective as of November 1, 2014

EXHIBIT A

CODE OF CONDUCT AND ETHICS

ACKNOWLEDGMENT OF RECEIPT AND REVIEW

I have received and read, and I understand, the Code of Conduct and Ethics (the “Code”) of Novatel Wireless, Inc. (the “Company”). I understand the standards and policies contained in the Code and understand that there may be additional policies or laws specific to me depending on my role with the Company.

I further agree, as a condition of my employment (or continued employment) with the Company or appointment (or future nomination for election) to the Board of Directors of the Company, to comply with the Code.

I further understand that I should contact the Compliance Officer if I have any questions about the Code generally. I understand that the Code sets forth, in Section 20 thereof, specific ways to report an actual or potential violation of the Code, or of any applicable rule, law, regulation or other Company policy. I agree that I will ask the Compliance Officer if I have any questions about how to make such reports, or about any potential conflict of interest. This signed “Code of Conduct and Ethics Acknowledgment of Receipt and Review” page must be returned to the Compliance Officer, who is also the Company’s Chief Financial Officer, within ten (10) business days of my receipt of the Code and otherwise as may be required by the Company.

SIGNATURE

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DATE